SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Blockchain Moon Acquisition Corp

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

(CUSIP Number) 09370F 109

Enzo A. Villani

Chief Executive Officer

4651 Salisbury Road, Suite 400,

Jacksonville FL, 32256

Telephone: (424) 262-6097

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Schedule 13D

1.	Names of Reporting Persons Jupiter Sponsor, LLC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,305,000 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,305,000 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,305,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.32% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of (i) 430,000 shares of Common Stock underlying private placement units owned directly by Jupiter Sponsor, LLC, a Delaware limited liability partnership, and (ii) 2,875,000 shares of Common Stock held directly by Jupiter Sponsor, LLC. Mr. Enzo A. Villani is the sole manager of Jupiter Sponsor, LLC, and therefore has voting and investment power over the shares of Common Stock held by Jupiter Sponsor, LLC.

(2)	Based on 14,805,000 shares of Common Stock deemed to be outstanding, including (i) 11,500,000 shares of Common Stock currently issued and outstanding by public stockholders, (ii) 2,875,000 shares of Common Stock held by Jupiter Sponsor, LLC, and (iii) 430,000 shares of Common Stock underlying the private placement units held by Jupiter Sponsor, LLC; as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on October 19, 2021, which includes the full exercise of the underwritier’s over-allotment option on October 26, 2021..

CUSIP No. G50752 107	Schedule 13D

1.	Names of Reporting Persons Enzo A. Villani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,305,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,305,000 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,305,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.32% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 430,000 shares of Common Stock underlying private placement units owned directly by Jupiter Sponsor, LLC, a Delaware limited liability partnership, and (ii) 2,875,000 shares of Common Stock held directly by Jupiter Sponsor, LLC. Mr. Enzo A. Villani is the sole manager of Jupiter Sponsor, LLC, and therefore has voting and investment power over the shares of Common Stock held by Jupiter Sponsor, LLC.

(2)	Based on 14,805,000 shares of Common Stock deemed to be outstanding as of October 26, 2021.

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock (the “Common Stock”), par value $0.0001 per share, of Blockchain Moon Acquisition Corp, a Delaware (the “Issuer”). The address of the Issuer’s principal executive office is 4651 Salisbury Road, Suite 400, Jacksonville FL, 32256. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by the following persons:

(i) Jupiter Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), and

(ii) Enzo A. Villani, the managing member of the Sponsor.

Each of the foregoing persons are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address of the principal place of business for each of the Reporting Persons is: c/o Blockchain Moon Acquisition Corp., 4651 Salisbury Road, Suite 400, Jacksonville FL, 32256.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor. Mr. Villani serves as the managing member of the Sponsor, and he is the Chief Executive Officer and Chairman of the board of directors of the Issuer.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

Entities:	The Sponsor – Delaware

Individuals:	Enzo A. Villani — United States citizen

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Sponsor acquired the Founder Shares (as defined below), in exchange for a capital contribution of $25,000. The Sponsor expended $4,300,000 to acquire 430,000 Private Placement Units (as defined below), which include 430,000 underlying share of Common Stock. The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

Founder Shares

In connection with the organization of the Issuer, on January 22, 2021, the Sponsor purchased 2,875,000 founder shares (“Founder Shares”), for an aggregate purchase price of $25,000, or approximately $0.006 per share, which included 375,000 subkect to forfeiture if the underwriter’s over-allotment option was not exercided. On October 26, 201, the underwritier’s exercised the over-allotment option in full, and therefore no Founder Shares were forfeited.

Private Placement Units

On October 18, 2021, simultaneously with the closing of the Issuer’s IPO, the Sponsor acquired 400,000 private placement units (“Private Placement Units”) at $10.00 per Private Placement Unit, for an aggregate purchase price of 4,000,000, pursuant to a Private Placement Units Purchase Agreement dated October 18, 2021 between the Sponsor and the Issuer (the “Private Placement Units Purchase Agreement”). On October 26, 2021, the underwriter’s over-allotment option was exercised in full and the Sponsor acquired an additional 30,000 Private Placement Units for $300,000. The Private Placement Units are substantially similar to the Public Units, except for certain differences in the warrants included in the Private Placement Units (the “Private Warrants” and, together with the Public Warrants, the “Warrants”). Unlike the Public Warrants, the Private Warrants, if held by the Sponsor or its permitted transferees, (i) may be exercised for cash or on a cashless basis, (ii) are not subject to being called for redemption (except in certain circumstances) and (iii) are subject to transfer restrictions until 30 days following the consummation of the Company’s initial business combination. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by holders on the same basis as the Public Warrants. The summary of such Private Placement Units Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described herein, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of October 26, 2021 the Sponsor, Jupiter Sponsor, LLC, directly beneficially owned 2,875,000 Founder Shares and 430,000 shares of Comon Stock underlying the Private Placement Units. As the managing member of Jupiter Sponsor, LLC, Mr. Enzo A. Villani may be deemed to beneficially own the 2,875,000 Founder Shares and 430,000 shares underling the Private Placement Units.

The 3,305,000 shares of Common Stock, represent approximately 22.32% of the 14,805,000 shares of Common Stock that were deemed to be outstanding at October 26, 2021 following the Issuer’s IPO , and the over-allotment exercise, as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on October 18, 2021 under SEC file number 333-259770 (the “Final Prospectus”).

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on January 22, 2021, the Sponsor purchased 2,875,000 Founder Shares, for an aggregate purchase price of $25,000, or approximately $0.006 per share, pursuant to the Securities Subscription Agreement between the Issuer and the Sponsor, dated Jnaury 22, 2021 (the “Securities Subscription Agreement”). The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Insider Letter

On October 18, 2021, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor and the Issuer’s directors, officers and senior advisors (collectively, the “Insiders”). Pursuant to the Letter Agreement, the Insiders have each agreed that if the Issuer seeks shareholder approval of a proposed business combination it will vote all shares held by it in favor of such proposed business combination.

Pursuant to the Letter Agreement, the Insiders have agreed not to transfer, assign or sell any of their Founder Shares until: (i) with respect to 50% of the Founder Shares, the earlier of (x) twelve months after the date of the consummation of an initial business combination (or up to 18 months if the company extended its time to consummate a public offering by 2 three-month extension periods) or (y) the date on which the closing price of the Issuer’s Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after an initial business combination and (ii) with respect to the remaining 50% of the Founder Shares, twelve months after the date of the consummation of an initial business combination, except to certain permitted transferees and under certain circumstances as described in the Final Prospectus. In addition, during the period commencing from October 18, 2021, and ending 180 days after such date, the Sponsor, and each Insider shall not, subject to the terms of the Letter Agreement, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934 with respect to any Units, shares of Common Stock (including, but not limited to, Founder Shares), Warrants or any securities convertible into, or exercisable, or exchangeable for, shares of Common Stock owned by it, him or her, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Units, shares of Common Stock (including, but not limited to, the Founder Shares), Warrants or any securities convertible into, or exercisable, or exchangeable for, shares of Common Stock owned by it, him or her, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

The Letter Agreement provides exceptions pursuant to which the Insiders can transfer Founder Shares to certain permitted transferees as further described in the Letter Agreement. Under the Letter Agreement, neither the Private Placement Units nor the securities underlying such units may be transferred (except to certain permitted transferees) until 30 days after the consummation of the initial business combination.

Under the Letter Agreement, the Insiders also agreed that they will not propose any amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Issuer’s obligation to redeem the shares of Common Stock underlying the units sold in the Issuer’s IPO if the Issuer does not complete a business combination within 12 months (unless extended up to 18 months) from the closing of its IPO unless the Issuer provides its public shareholders with the opportunity to redeem their shares upon approval of any such amendment.

Under the Letter Agreement, the Insiders agreed to waive, with respect to any shares of the Common Stock held by them, any redemption rights they may have in connection with the consummation of a business transaction, including, without limitation, any such rights available in the context of a shareholder vote to approve such business transaction or in the context of a tender offer made by the Issuer to purchase shares of the Common Stock.

The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Letter Agreement), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any third party for services rendered or products sold to the Issuer, or by any prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement for a business combination, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes; provided that such indemnity shall not apply if such third party or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Warrant Agreement

On October 18, 2021, the Issuer entered into a warrant agreement (the “Warrant Agreement”), with Continental Stock Transfer & Trust Company, as warrant agent. Each whole warrant entitles the holder to purchase one share of Common Stock of the Issuer at an exercise price of $11.50 per share, subject to adjustment as provided in the Warrant Agreement, beginning on the later of (i) the date that is 30 days after the first date on which the Issuer completes its initial business combination, or (ii) the date that is 12 months from the date of the closing of the IPO. The warrants will expire at 5:00 p.m., New York City time, five years after the date on which the Issuer completes its initial business combination, or earlier upon redemption or liquidation. Once the warrants are exercisable, the Issuer may call them for redemption under certain circumstances, as described in the Warrant Agreement.

The summary of such Warrant Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Private Placement Units Purchase Agreement

On October 18, 2021, simultaneously with the closing of the Issuer’s IPO, the Sponsor acquired 400,000 Private Placement Units at a purchase price of $10.00 per Private Placement Unit, pursuant to a Private Placement Units Purchase Agreement. On October 26, 2021, the Sponsor acquired an additional 30,000 Private Placement Units for $300,000 in connection with the underwritier’s exercise of the over-allotment option.The Private Placement Units and the underlying securities are subject to a lock up provision, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Letter Agreement.

The summary of such Private Placement Units Purchase Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Registration and Shareholder Rights Agreement

On October 18, 2021, in connection with the Issuer’s IPO, the Issuer and the Insiders entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Holders (as defined therein) are entitled to request that the Issuer register certain of its securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the Holders have the right to include their securities in other registration statements filed by the Issuer.

The summary of the Registration Rights Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2	Securities Subscription Agreement, dated March 22, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on September 24, 2021).

Exhibit 99.3	Letter Agreement, dated October 18, 2021, among the Issuer, its officers and directors, and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 22, 2021).

Exhibit 99.4	Warrant Agreement, dated October 18, 2021, by and between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 22, 2021).

Exhibit 99.5	Private Placement Units Subscription Agreement, dated October 18, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 22, 2021).

Exhibit 99.6	Registration Rights Agreement, dated October 18, 2021, between the Issuer and certain other security holders named therein (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 22, 2021).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 29, 2021

JUPITER SPONSOR, LLC

By:	/s/ Enzo A. Villani
Enzo A. Villani, Managing Member

/s/ Enzo A. Villani
Enzo A. Villani